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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 001-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Travel + Leisure Co.
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Travel + Leisure Co.
501 W. Church St.
Orlando, Florida 32805

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025	11

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025	12

SIGNATURE	13

EXHIBIT:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Travel + Leisure Co. Employee Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Travel + Leisure Co. Employee Savings Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2025, and delinquent participant contributions for the year ended December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2012.

EISNERAMPER LLP
Iselin, New Jersey
July 14, 2026

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2025	2024
ASSETS:
Cash and cash equivalents	$—	$23,624

Participant-directed investments at fair value:
Mutual funds	162,374,147	255,049,952
Common collective trusts	822,544,331	633,746,293
Common stock	33,233,712	28,408,821
Money market	16,321,980	21,736,139
Total investments	1,034,474,170	938,941,205

RECEIVABLES:
Employer contribution receivable	224,102	150,875
Employee contribution receivable	366,775	154,628
Notes receivable from participants	23,490,981	23,613,953
Total receivables	24,081,858	23,919,456

NET ASSETS AVAILABLE FOR BENEFITS	$1,058,556,028	$962,884,285

The accompanying notes are an integral part of these financial statements.

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2025
ADDITIONS TO/(DEDUCTIONS FROM) NET ASSETS ATTRIBUTABLE TO:
Contributions:
Employee contributions	$53,659,711
Employer contributions	34,562,959
Total contributions	88,222,670

Investment income:
Net realized/unrealized appreciation in value of investments	137,875,865
Dividends	12,205,342
Net investment income	150,081,207

Interest income on notes receivable from participants	1,882,967
Benefits paid to participants	(143,720,580)
Administrative expenses	(794,521)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	95,671,743

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	962,884,285
End of year	$1,058,556,028

The accompanying notes are an integral part of these financial statements.

TRAVEL + LEISURE CO. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.    DESCRIPTION OF PLAN
The following brief description of the Travel + Leisure Co. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006.
As of December 31, 2024 and for the period January 1, 2025 to May 31, 2025, Bank of America, N.A. was the Plan’s trustee. Effective June 1, 2025, Fidelity Management Trust Company became the Plan’s trustee (the “Trustee”). The Employee Benefits Committee (the “Plan Administrator”) of Travel + Leisure Co. (“the Company”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.
The following is a summary of certain Plan provisions:
Eligibility—Each U.S. employee of the Company is eligible to participate in the Plan after 30 days of service and the attainment of age eighteen. Participants are eligible to receive employer matching contributions following one year of employment.
Employees at the Rio Mar location in Puerto Rico are not eligible to participate in the Plan as they are eligible to participate in a separate, locally-offered retirement savings plan.
Additionally, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following one year of eligible service (as defined in the Plan document) and the attainment of age eighteen. Each long-term part-time U.S. employee of the Company is eligible to participate in the plan as soon as administratively feasible following the date such employee attains age 18 and completes i) a computation period during which he or she was credited with at least 1,000 hours of service or, if earlier, ii) three consecutive computation periods during which he or she was credited with at least 500 hours of service, or iii) on or after January 1, 2025, two consecutive computation periods during which he or she was credited with at least 500 hours of service.
Contributions—Participants may contribute to a traditional pre-tax 401(k), a Roth 401(k), or a combination of both types each year up to 50% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. In 2025, the Company made matching contributions in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributed to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, money market funds, and Travel + Leisure Co. common stock as investment options for participants. As of January 1, 2025, contributions were limited to a maximum of 25% into Travel + Leisure Co. common stock. Effective February 12, 2025, the Plan Administrator amended the Plan to prohibit contributions, investments, reinvestments, or exchanges into Travel + Leisure Co. common stock. Any reinvestment of dividends and other contributions previously directed to the Company Stock Fund will be reallocated to the default investment category selected by the Plan Administrator.
Participants retain the ability to transfer existing amounts from the Company Stock Fund to other investment categories. Any assets remaining in the Company Stock Fund on December 12, 2027 will be automatically transferred to the default investment category selected by the Plan Administrator unless a participant elects a different investment category prior to that date.
Vesting—Participants are immediately 100% vested in their contributions, employer contributions, plus actual earnings/losses thereon.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $2,000). The initial principal amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Qualified Individuals may take an additional loan should their principal place of residence be located in a Federal Emergency Management Agency Qualified Disaster Area thereby allowing them to have two outstanding loans at a time. Qualified individuals are permitted to borrow from their fund accounts up to a maximum of $100,000 or 100% of their account balance, whichever is less (provided the vested balance is at least $2,000). Principal and interest is paid ratably through payroll deductions. Defaulted participant loans are recorded as distributions based on the terms of the Plan document. Participant loan interest rates ranged from 4.25% to 9.50% at December 31, 2025.
Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.
The Plan offers participants that have investments in Travel + Leisure Co. common stock, the option of having dividends on such stock distributed to the participant in cash or deposited into the participant’s account. Any dividends received in cash by participants will be subject to income taxes in the year of receipt. In 2025, the Company’s Board of Directors declared quarterly dividends of $0.56 per share in each of the quarterly periods ended March 31, June 30, September 30, and December 31, 2025 ($2.24 in aggregate). Dividends related to Travel + Leisure Co. common stock that were paid to the Plan were $1,147,841 of which $25,800 was distributed to participants in cash.
2.SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties—The Plan contains investments in mutual funds, money market funds, common collective trusts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2025 may not necessarily be indicative of amounts that could be realized in a current market exchange.
Administrative Expenses—Pursuant to the Plan document, administrative expenses may be paid by either the Company, the Plan, or both.
Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who had elected to withdraw from the Plan but were not yet paid at December 31, 2024 were $654,509. There were no such withdrawals at December 31, 2025.
Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price as published by the funds, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value of the shares held by the Plan at year-end as a practical expedient, which is based on the fair value of the underlying assets. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads, or 12b-1 fees. Such 12b-1 fees were ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940 and are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.
The Plan invests in the Galliard Stable Return Fund (the “SRF”), which is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts, and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The SRF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SRF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2025.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
3.     FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 3, 2018, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the tax determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC; therefore, there was no provision for income taxes as of the financial statement date.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.
4.    FAIR VALUE
The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:
Level 1: Quoted prices for identical instruments in active markets.
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.
Level 3: Unobservable inputs used when little or no market data is available.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	As of	Quoted Prices in Active Markets for Identical Assets
	December 31, 2025	(Level 1)

Common stock (a)	$33,233,712	$33,233,712
Mutual funds	162,374,147	162,374,147
Money market (b)	16,321,980	16,321,980
Total investment assets in the fair value hierarchy	211,929,839	211,929,839

Investments measured at net asset value:
Common collective trusts (c)	822,544,331	—
Investments at fair value	$1,034,474,170	$211,929,839

	As of	Quoted Prices in Active Markets for Identical Assets
	December 31, 2024	(Level 1)

Common stock (a)	$28,408,821	$28,408,821
Mutual funds	255,049,952	255,049,952
Money market (b)	21,736,139	21,736,139
Total investment assets in the fair value hierarchy	305,194,912	305,194,912

Investments measured at net asset value:
Common collective trusts (c)	633,746,293	—
Investments at fair value	$938,941,205	$305,194,912

(a)    Represents Travel + Leisure Co. common stock, an exempt party-in-interest.
(b)    Primarily represents an investment in Fidelity Investments Money Market Government Portfolio in 2025 and in BlackRock FedFund in 2024.
(c)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
5.     RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain investments were managed by Bank of America, N.A. as of December 31, 2024 and for the period January 1, 2025 to May 31, 2025 and by Fidelity Management Trust Company thereafter, who acted as the Plan trustee and recordkeeper and, therefore, transactions related to these investments qualify as party-in-interest transactions. The Plan recorded expenses for Plan trustees of approximately $590,000 for the year ended December 31, 2025. The Plan also pays accounting and investment advisory fees. As service providers to the Plan, these transactions qualify as party-in-interest transactions. The Plan recorded expenses related to these service providers of approximately $205,000 for the year ended December 31, 2025.
The Plan held 471,182 and 563,108 shares of common stock of Travel + Leisure Co. as of December 31, 2025 and 2024, with fair values of $33,233,712 and $28,408,821.
6.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.     NET ASSET VALUE PER SHARE
In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan discloses the fair value, redemption frequency and redemption notice period for those assets whose fair value is estimated using the NAV per share.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2025 (a):

Investment	Fair Value (b)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period (c)
Fidelity
Freedom Blend 2010	$1,161,254	$—	Daily	None	5 days
Freedom Blend 2015	1,132,350	—	Daily	None	5 days
Freedom Blend 2020	3,272,250	—	Daily	None	5 days
Freedom Blend 2025	16,924,862	—	Daily	None	5 days
Freedom Blend 2030	39,214,503	—	Daily	None	5 days
Freedom Blend 2035	50,801,234	—	Daily	None	5 days
Freedom Blend 2040	45,812,020	—	Daily	None	5 days
Freedom Blend 2045	54,421,413	—	Daily	None	5 days
Freedom Blend 2050	51,643,620	—	Daily	None	5 days
Freedom Blend 2055	47,436,772	—	Daily	None	5 days
Freedom Blend 2060	28,954,162	—	Daily	None	5 days
Freedom Blend 2065	9,149,796	—	Daily	None	5 days
Freedom Blend 2070	369,777	—	Daily	None	5 days
Freedom Blend Retirement Fund	1,414,396	—	Daily	None	5 days
Federated Hermes
Total Return Bond Fund	34,339,904	—	Daily	None	5 days
Galliard
Stable Return Fund	42,295,364	—	Daily	None	12 months
Harbor Capital
Appreciation CIT Class 5	107,721,141	—	Daily	None	15 days
Spartan
Extended Market Index Pool Class C	43,562,133	—	Daily	None	30 days
S&P 500 Index Fund Class C	209,613,558	—	Daily	None	30 days
Global ex U.S. Index Fund	33,303,822	—	Daily	None	30 days
	$822,544,331	$—

(a)    Certain plan level contributions or redemptions may be subject to fees or levies.
(b)    Investments are valued at fair value using the net asset value per share practical expedient.
(c)    Redemption notice period for withdrawal of assets from the fund initiated by the Plan Administrator or Trustee.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2024 (a):

Investment	Fair Value (b)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period (c)
Fidelity
Freedom Blend 2010 Fund	$1,105,319	$—	Daily	None	5 days
Freedom Blend 2015 Fund	981,029	—	Daily	None	5 days
Freedom Blend 2020 Fund	2,897,237	—	Daily	None	5 days
Freedom Blend 2025 Fund	15,512,043	—	Daily	None	5 days
Freedom Blend 2030 Fund	31,784,634	—	Daily	None	5 days
Freedom Blend 2035 Fund	42,247,711	—	Daily	None	5 days
Freedom Blend 2040 Fund	35,405,985	—	Daily	None	5 days
Freedom Blend 2045 Fund	40,751,136	—	Daily	None	5 days
Freedom Blend 2050 Fund	39,069,600	—	Daily	None	5 days
Freedom Blend 2055 Fund	37,720,919	—	Daily	None	5 days
Freedom Blend 2060 Fund	21,742,090	—	Daily	None	5 days
Freedom Blend 2065 Fund	4,852,426	—	Daily	None	5 days
Freedom Blend Income Fund	1,493,082	—	Daily	None	5 days
Federated Hermes
Total Return Bond Fund	37,488,248	—	Daily	None	5 days
Galliard
Stable Return Fund	46,674,643	—	Daily	None	12 months
Invesco Oppenheimer
International Growth Fund II	11,593,189	—	Daily	None	12 months
Northern Trust Collective
Aggregate Bond Index Fund	9,841,036	—	Daily	None	≤ 15 days
All Country World Index Fund	24,005,101	—	Daily	None	≤ 15 days
Extended Market Fund	45,783,554	—	Daily	None	≤ 15 days
State Street
S&P 500 Index Fund	182,797,311	—	Daily	None	≤ 15 days
	$633,746,293	$—

(a)    Certain plan level contributions or redemptions may be subject to fees or levies.
(b)    Investments are valued at fair value using the net asset value per share practical expedient.
(c)    Redemption notice period for withdrawal of assets from the fund initiated by the Plan Administrator or Trustee.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following reconciles Net Assets Available for Benefits per the financial statements to Form 5500 at December 31:

	2025	2024
Net assets available for benefits per the financial statements	$1,058,556,028	$962,884,285
Less: amounts allocated to withdrawing participants	—	(654,509)
Less: deemed distributions of participant loans	(588,554)	—
Net assets available for benefits per Form 5500	$1,057,967,474	$962,229,776

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 at December 31:

2025
Net increase in net assets per the financial statements	$95,671,743
Add: 2024 amounts allocated to withdrawing participants	654,509
Less: change in deemed distributions of participant loans	(588,554)
Net income per Form 5500	$95,737,698
*****

Travel + Leisure Co. Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2025

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value
	Deutsche Real Estate Securities Fund Class R6	Mutual fund		$12,856,150
	Dodge & Cox Stock Fund Class X	Mutual fund		25,094,909
	Fidelity Freedom Blend Retirement Fund - Class K6	Mutual fund		9,379
	Fidelity International Capital Appreciation K6 Fund	Mutual fund		13,863,312
	Fidelity U.S. Bond Index Fund	Mutual fund		12,204,223
	Franklin Small Cap Growth Fund Class R6	Mutual fund		18,557,783
	Harbor Small Cap Value Fund Retirement Class	Mutual fund		31,128,748
	PIMCO Income Fund Institutional Class	Mutual fund		10,792,471
	Transamerica International Equity R6	Mutual fund		27,339,031
	Vanguard Inflation-Protected Securities Fund	Mutual fund		10,528,141
	Fidelity Freedom Blend 2010	Common collective trust		1,161,254
	Fidelity Freedom Blend 2015	Common collective trust		1,132,350
	Fidelity Freedom Blend 2020	Common collective trust		3,272,250
	Fidelity Freedom Blend 2025	Common collective trust		16,924,862
	Fidelity Freedom Blend 2030	Common collective trust		39,214,503
	Fidelity Freedom Blend 2035	Common collective trust		50,801,234
	Fidelity Freedom Blend 2040	Common collective trust		45,812,020
	Fidelity Freedom Blend 2045	Common collective trust		54,421,413
	Fidelity Freedom Blend 2050	Common collective trust		51,643,620
	Fidelity Freedom Blend 2055	Common collective trust		47,436,772
	Fidelity Freedom Blend 2060	Common collective trust		28,954,162
	Fidelity Freedom Blend 2065	Common collective trust		9,149,796
	Fidelity Freedom Blend 2070	Common collective trust		369,777
	Fidelity Freedom Blend Retirement Fund	Common collective trust		1,414,396
	Federated Hermes Total Return Bond Fund	Common collective trust		34,339,904
	Galliard Stable Return Fund	Common collective trust		42,295,364
	Harbor Capital Appreciation CIT Class 5	Common collective trust		107,721,141
	Spartan Extended Market Index Pool Class C	Common collective trust		43,562,133
	Spartan S&P 500 Index Fund Class C	Common collective trust		209,613,558
	Spartan Global ex U.S. Index Fund	Common collective trust		33,303,822
*	Travel + Leisure Co.	Common stock		33,233,712
*	Various participants	Loans to participants***		22,902,427
	Fidelity Investments Money Market Government Portfolio - Institutional Class	Money market		16,321,980
	Total			$1,057,376,597

* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 11/26/25 to 10/25/40. Interest rates range from 4.25% to 9.50%. Certain participant loans remained outstanding at December 31, 2025 despite having reached their contractual maturity dates. Such loans were not considered in default as of year-end and continued to be treated as participant loans in accordance with the Plan's loan administration procedures.

Travel + Leisure Co. Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2025

Total that Constitutes Nonexempt Prohibited Transactions
__________________________________________________________________________

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP And PTE 2002-51
Check Here if Late Participant Loan Repayments are included
☑	$2,848,602	$—	$—	$—

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Travel + Leisure Co. Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Travel + Leisure Co. Employee Savings Plan

/s/ Kimberly A. Marshall
Kimberly A. Marshall
Chief Human Resources Officer
Travel + Leisure Co.

Date: July 14, 2026